UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Mattson Technology, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

577223100
(CUSIP Number)

Paul J. Solit
POTOMAC CAPITAL MANAGEMENT LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

With copies to:

STEVEN WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 577223100

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,701,825
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,701,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 577223100

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,701,825
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,701,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 577223100

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,028,023
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,028,023
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 577223100

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,028,023
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,028,023
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 577223100

1	NAME OF REPORTING PERSON PAUL J. SOLIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,500
	8	SHARED VOTING POWER 2,729,848
	9	SOLE DISPOSITIVE POWER 6,500
	10	SHARED DISPOSITIVE POWER 2,729,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,736,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 577223100

1	NAME OF REPORTING PERSON ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,701,825
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,701,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 577223100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Potomac Capital Partners II, L.P., a Delaware limited partnership (“PCP II”), Potomac Capital Management II, L.L.C., a Delaware limited liability company (“Potomac Management II”), Potomac Capital Partners L.P., a Delaware limited partnership (“PCP”), Potomac Capital Management, L.L.C., a New York limited liability company (“Potomac Management”), Paul J. Solit and Eric Singer.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 825 Third Ave, 33rd Floor, New York, New York 10022.

(c)           The principal business of PCP II is investing in securities.  The principal business of Potomac Management II is acting as the general partner of PCP II.  The principal business of PCP is investing in securities.  The principal business of Potomac Management is acting as the general partner of PCP.  The principal occupation of Mr. Solit is serving as the co-managing member of Potomac Management II and the managing member of Potomac Management.  The principal occupation of Mr. Singer is serving as the co-managing member of Potomac Management II.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of PCP II, Potomac Management II, and PCP are organized under the laws of the State of Delaware.  Potomac Management is organized under the laws of New York.  Messrs. Solit and Singer are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,701,825 Shares owned directly by PCP II is approximately $2,468,859, including brokerage commissions.  Of the 1,701,825 Shares owned directly by PCP II, 1,356,175 Shares were contributed by a limited partner to PCP II pursuant to its limited partnership agreement and 345,650 Shares were acquired with its working capital.

The aggregate purchase price of the 1,028,023 Shares owned directly by PCP is approximately $1,575,678, including brokerage commissions.  The Shares owned directly by PCP were acquired with its working capital.

CUSIP NO. 577223100

PCP II and PCP each effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The aggregate purchase price of the 6,500 Shares owned directly by Mr. Solit’s minor children, which Mr. Solit may be deemed to beneficially own, is approximately $12,029.  Such Shares were acquired with personal funds.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) and (e) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 58,851,270 Shares outstanding, which is the total number of Shares outstanding as of May 3, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2013.

As of the close of business on July 11, 2013, PCP II beneficially owns 1,701,825 Shares, constituting approximately 2.9% of the Shares outstanding.  By virtue of their relationships with PCP II discussed in further detail in Item 2, each of Potomac Management II, Mr. Solit and Mr. Singer may be deemed to beneficially own the Shares beneficially owned by PCP II.

As of the close of business on July 11, 2013, PCP beneficially owns 1,028,023 Shares, constituting approximately 1.7% of the Shares outstanding.  By virtue of their relationships with PCP discussed in further detail in Item 2, each of Potomac Management and Mr. Solit may be deemed to beneficially own the Shares beneficially owned by PCP.

As of the close of business on July 11, 2013, Mr. Solit may be deemed to beneficially own the 6,500 Shares owned directly by Mr. Solit’s minor children, constituting less than one percent of the Shares outstanding.

(b)           PCP II, Potomac Management II, Mr. Solit and Mr. Singer share the power to vote and dispose of the Shares beneficially owned by PCP II.  PCP, Potomac Management and Mr. Solit share the power to vote and dispose of the Shares beneficially owned by PCP.  Mr. Solit has sole voting and dispositive power over the Shares owned directly by his minor children.

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

(e)           On July 10, 2013, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 10, 2013, the Reporting Persons entered into a Joint Filing Agreement  (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

CUSIP NO. 577223100

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1
Joint Filing Agreement by and among Potomac Capital Partners II, L.P., Potomac Capital Management II, L.L.C., Potomac Capital Partners L.P., Potomac Capital Management, L.L.C., Paul J. Solit and Eric Singer, dated July 10, 2013.

CUSIP NO. 577223100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2013	POTOMAC CAPITAL PARTNERS II, L.P.

	By:	Potomac Capital Management II, L.L.C.
General Partner

	By:	/s/ Paul J. Solit
	Name:	Paul J. Solit
	Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT II, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL PARTNERS L.P.

By:	Potomac Capital Management, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

POTOMAC CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

/s/ Paul J. Solit
PAUL J. SOLIT

/s/ Eric Singer
ERIC SINGER

CUSIP NO. 577223100

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

POTOMAC CAPITAL PARTNERS II, L.P.
(483,146)	2.4044	7/10/2013
(46,756)	2.3967	7/10/2013
(93,512)	2.4331	7/11/2013

POTOMAC CAPITAL MANAGEMENT II, L.L.C.
None

POTOMAC CAPITAL PARTNERS L.P.
(291,854)	2.4044	7/10/2013
(28,244)	2.3967	7/10/2013
(56,488)	2.4331	7/11/2013

POTOMAC CAPITAL MANAGEMENT, L.L.C.
None

PAUL J. SOLIT
(Including Children)
None

ERIC SINGER
None